David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

April 11, 2022

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 314, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 318, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund, Barrow Hanley Total Return Bond Fund, Barrow Hanley Credit Opportunities Fund, Barrow Hanley Floating Rate Fund and Barrow Hanley US Value Opportunities Fund (each a “Fund,” and together, the “Funds” ). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Perpetual US Services, LLC (the “Adviser”) and Barrow, Hanley, Mewhinney & Strauss, LLC (the “Sub-Adviser”) for the specific purpose of responding to the Staff’s comments. This letter also includes responses to the comments received via telephone from Mr. Jeffrey Long of the SEC’s Accounting Staff. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments to the Prospectus

A.	Comments Applicable to Each Fund

1. Comment. In the “Fund Fees and Expenses” section for each Fund:

(i). Because each Fund will have a redemption fee, please replace the phrase “buy or hold” in the first sentence with “buy, hold, and/or sell.”

Response. The requested change has been made.

1

Raymond Be, Esq.

April 11, 2022

(ii). The Staff notes that each expense example is calculated using a waiver that extends to March 30, 2024. However, each Fund except the Barrow Hanley Total Return Bond Fund has a waiver that extends to March 30, 2023, and the Barrow Hanley Total Return Bond Fund has a waiver that extends to February 28, 2024. Please recalculate each Fund’s expense example using the correct waiver term.

Response. The Trust notes that, during the time since the filing of the Amendment, the Adviser has agreed to contractually limit the expenses of each Fund to the level disclosed in the Prospectus until February 28, 2024. The Trust confirms that each Fund’s expense example has been recalculated using February 28, 2024 as the waiver term.

(iii). The Staff notes that each Fund will be a successor to one or more unregistered private funds (each a “Predecessor Fund”). Accordingly, please consider disclosing the anticipated portfolio turnover range for each Fund where portfolio turnover is expected to be material.

Response. The Sub-Adviser confirms that, based on the turnover history of the Predecessor Funds, the Sub-Adviser does not anticipate the portfolio turnover of any Fund to exceed 100% during the Funds’ initial fiscal year. Therefore, the Trust does not believe that the portfolio turnover for any Fund is expected to be material. Accordingly, no disclosure has been added in response to this Comment.

2. Comment. For each Fund, please supplementally provide the following representations in connection with the Staff’s no-action letter to MassMutual Institutional Funds (Pub. avail. Sept. 28, 1995) (the “MassMutual Letter”):

(i). Describe the background of each Predecessor Fund, including when and why the Predecessor Fund was created. If the response indicates that the Predecessor Fund was created solely for purposes of establishing a performance record, the Predecessor Fund’s performance should not be presented.

Response. Each Predecessor Fund is a series of Barrow Hanley Investment Funds LLC (the “Predecessor Fund Company”), a Delaware limited liability company, and is managed by the Sub-Adviser. The Sub-Adviser previously was a subsidiary of Brightsphere Inc. and, during that time, managed the Predecessor Funds, since their commencement of operations, as series of Brightsphere Investment Funds, LLC (the “Brightsphere Predecessor Fund Company”). In connection with Brightsphere Inc.’s sale of its interests in the Sub-Adviser to an affiliate of the Adviser in July 2020, the Brightsphere Predecessor Fund Company divided itself under Section 18-217 of the Delaware Limited Liability Company Act, pursuant to which the Predecessor Funds and their assets and liabilities were allocated to the Predecessor Fund Company and continued to be assets and liabilities of the Predecessor Funds, and the members of the Predecessor Funds were admitted as members of the Predecessor Fund Company and continued as members of the Predecessor Funds.

The below chart sets forth each Fund, its Predecessor Fund, the inception date of each Predecessor Fund and the strategy pursuant to which the Sub-Adviser manages the Predecessor Fund. The Sub-Adviser confirms that each Predecessor Fund was created to provide accredited investor clients of the Sub-Adviser with access to the Sub-Adviser’s applicable investment strategy via a private investment vehicle and was not formed for the purposes of establishing a performance record.

Raymond Be, Esq.

April 11, 2022

Mutual Fund	Predecessor Fund	Predecessor Fund Inception Date	Sub-Adviser Investment Strategy
Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund	Barrow, Hanley, Mewhinney & Strauss LLC Concentrated Emerging Markets Fund	02/23/2015	Concentrated Emerging Markets
Barrow Hanley Total Return Bond Fund	Barrow, Hanley, Mewhinney & Strauss LLC Core Fixed Income Fund	12/31/2003	Core Fixed Income
Barrow Hanley Credit Opportunities Fund	Barrow, Hanley, Mewhinney & Strauss LLC High Yield Fixed Income Fund	02/02/2007	High Yield
Barrow Hanley Floating Rate Fund	Barrow, Hanley, Mewhinney & Strauss LLC Bank Loan Fund	05/21/2018	Bank Loan
Barrow Hanley US Value Opportunities Fund	Barrow, Hanley, Mewhinney & Strauss LLC Diversified Large Cap Value Fund	04/02/2007	Diversified Large Cap Value

(ii). (a) Please confirm that each Predecessor Fund was managed pursuant to substantially the same investment objectives, policies, and guidelines as those pursuant to which its corresponding Fund will be managed. (b) The disclosure notes that the Adviser managed the Predecessor Funds but that the Sub-Adviser will be responsible for managing the portfolios of the Funds. If this is accurate, please explain the legal basis for including the Predecessor Funds’ performance in the Prospectus.

Response. (a) The Sub-Adviser confirms that each Predecessor Fund and its corresponding Fund were managed in the same manner in all material respects. In this regard, each Predecessor Fund was managed pursuant to substantially the same investment objectives, policies, and guidelines as those pursuant to which its corresponding Fund will be managed. (b) The Sub-Adviser confirms that the Sub-Adviser managed the Predecessor Funds and not the Adviser. All references to the Adviser serving as investment manager of the Predecessor Funds have been revised accordingly.

(iii). For each Fund, please state whether the Sub-Adviser managed the Fund’s Predecessor Fund for the entire performance period shown in the Prospectus.

Response. The Sub-Adviser confirms that the Sub-Adviser managed each Fund’s Predecessor Fund for the entire performance period shown in the Prospectus.

(iv). For each Fund, please supplementally discuss whether: (a) the Sub-Adviser managed any other accounts that were materially equivalent to the Fund; (b) any such other accounts were converted to a registered investment company under the 1940 Act, and if not, please explain why; and (c) any such other accounts had lower performance than the Predecessor Fund.

Raymond Be, Esq.

April 11, 2022

Response. (a) With respect to each Fund, the Sub-Adviser manages accounts other than the Predecessor Fund that are materially equivalent to the Fund. (b) Such other accounts generally are: separately managed accounts, the owners of which are not inclined to become shareholders of a pooled investment vehicle; collective investment trusts formed to be investment options in retirements plans, where converting to a mutual fund form would not serve a business purpose for the Sub-Adviser and likely would be a more expensive option in the applicable retirement plans; or pooled vehicles formed under the laws of a jurisdiction other than the United States designed for investment by non-U.S. investors. (c) The historical performance of each Predecessor Fund is not materially different from the historical performance of such other accounts.

(v). Please explain why each Predecessor Fund was chosen to be registered as an investment company under the 1940 Act.

Response. Each Predecessor Fund was formed as a privately traded fund excluded from the definition of an investment company under the 1940 Act in reliance on either Section 3(c)(1) or 3(c)(7) thereunder. The Adviser and Sub-Adviser believe it is desirable to register each Predecessor Fund as an investment company under the 1940 Act in order to offer a single product wrapper that may be offered and sold through both institutional and retail distribution channels. Moreover, the Adviser and Sub-Adviser believe that each Predecessor Fund pursues an investment strategy that is appropriate for a registered investment company.

(vi). Please state whether the Sub-Adviser believes each Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Response. The Sub-Adviser confirms that it believes each Predecessor Fund could have complied with the diversification requirements of Subchapter M of the Internal Revenue Code. The Barrow, Hanley, Mewhinney & Strauss LLC High Yield Fixed Income Fund (the “High Yield Private Fund”), the Predecessor Fund of the Barrow Hanley Credit Opportunities Fund, at times invested greater than 25% of its total assets in the Barrow, Hanley, Mewhinney & Strauss LLC Bank Loan Fund (the “Bank Loan Private Fund”), the Predecessor Fund of the Barrow Hanley Floating Rate Fund. This confirmation assumes either that the High Yield Private Fund qualifies as a “regulated investment company” under Subchapter M for purposes of this hypothetical, or that the High Yield Private Fund otherwise would have invested in the Floating Rate Fund rather than the Bank Loan Private Fund if it were required to comply with Subchapter M.

(vii). (a) Please discuss whether any Predecessor Fund made any investment strategy changes during the one-year period prior to the initial filing of the Funds’ registration statement on January 14, 2022 (the “Relevant Period”). (b) To the extent a Predecessor Fund made any such changes, please state whether these changes were made in anticipation of the Predecessor Fund’s conversion to a registered investment company.

Response. (a) The Sub-Adviser confirms that no Predecessor Fund made any investment strategy changes during the Relevant Period. (b) Not applicable.

Raymond Be, Esq.

April 11, 2022

(viii) (a) Discuss whether there was any variation in the level of assets of each Predecessor Fund (e.g., via withdrawals, transfers of assets to another person or fund, or cash infusions) during the Relevant Period. (b) If any investors in a Predecessor Fund redeemed out of the Predecessor Fund during the Relevant Period, please discuss whether any such investors were able to invest in an account with investment strategies substantially similar to those of the Predecessor Fund.

Response. (a) The Sub-Adviser confirms that the Predecessor Funds experienced investor contributions and withdrawals in the ordinary course of their operations during the Relevant Period and that the level of such contributions and withdrawals was not unusual relative to the Sub-Adviser’s expectations. (b) The Sub-Adviser confirms that no investors in a Predecessor Fund moved to an account with investment strategies substantially similar to those of the Predecessor Fund during the Relevant Period.

(ix). Please supplementally confirm the following: (a) each Fund’s expenses are not lower than the expenses of its Predecessor Fund; and (b) each Predecessor Fund’s performance information disclosed in the Prospectus does not reflect any fee waivers or expense reimbursements.

Response. (a) The Sub-Adviser confirms that each Fund’s expenses are not lower than the expenses of its Predecessor Fund.

(b) The Trust confirms that the returns of each Predecessor Fund shown reflect the expenses of the Predecessor Fund’s corresponding Fund and include the effect of the contractual expense limitation agreement (the “ELA”) entered into between the Adviser and the Trust, on behalf of the Funds. However, the Trust further confirms that the ELA does not cause the returns shown to be higher than any Predecessor Fund’s returns would be without reflecting the Fund’s expenses and the effect of the ELA.

B.	Comments on the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund

3. Comment. The Staff believes the term “ESG” in the Fund’s name is subject to Rule 35d-1 under the 1940 Act. Accordingly, please revise the Fund’s 80% policy to include companies that meet ESG criteria.

Response. The requested change has been made.

Raymond Be, Esq.

April 11, 2022

4. Comment. In the “Principal Investment Strategies” section:

(i). The Staff notes that the Fund may invest in companies based in China as a principal investment strategy. (a) Please disclose whether the Fund will invest in variable interest entity structures (“VIEs”) as a principal investment strategy. (b) To the extent the Fund will invest in VIEs as a principal investment strategy, please consider the need for additional risk disclosure tailored to these investments.

Response. The Adviser confirms that the Fund does not intend to invest in VIEs as a principal investment strategy at this time. Accordingly, no disclosure has been added in response to this Comment.

(ii). Please clarify how the Sub-Adviser will assess a security’s “true value.”

Response. The requested change has been made. In doing so, the term “true valuation” has been replaced with the term “fair valuation.”

(iii). In the second paragraph under “Fundamental Securities Analysis,” please clarify the interplay between the Sub-Adviser’s fundamental analysis and its ESG analysis, including whether one method of analysis is given more consideration than the other.

Response. The requested change has been made in a new third paragraph under “Fundamental Securities Analysis” and further in new disclosure under “Sustainability Considerations.” The Trust notes, as described in the disclosure, that the Sub-Adviser’s ESG analysis is part of the Sub-Adviser’s fundamental analysis.

(iv). In the sixth paragraph under “Fundamental Securities Analysis,” please clarify what “international standards” refers to.

Response. The requested change has been made.

(v). (a) Please describe the criteria that the Fund uses in determining whether an issuer has ESG characteristics consistent with the Fund’s chosen ESG definition and/or focus. The disclosure should include whether the Fund selects investments by reference to, for example: (1) an ESG index; (2) a third-party rating organization; (3) a proprietary screen and a description of the factors applied by the screen; or (4) a combination of the foregoing methods.

(b) Please also describe the Fund’s due diligence practice in applying its screening criteria to portfolio companies (e.g., does the Fund perform its own independent analysis of issuers, or does it rely on third-party screens?).

(c) Please clarify whether ESG is the exclusive factor considered by the Sub-Adviser when making an investment decision for the Fund, or whether it is one of several factors considered.

Response. (a) The requested change has been made. (b) The requested change has been made. (c) The Trust believes that the disclosure, both originally and as further revised, clearly discloses that ESG is one of several factors used by the Sub-Adviser when constructing the portfolio, but is a critical factor.

Raymond Be, Esq.

April 11, 2022

(vi). The second to last paragraph states, in part, that the Sub-Adviser will “take into consideration various ESG criteria when assessing a company’s sustainability risks and making investment decisions.” Please clarify what “takes into consideration” means.

Response. The referenced disclosure has been changed to “uses.”

(vii). In the last paragraph, the Staff notes that the Sub-Adviser will rely, in part, on internal and external sources to obtain and analyze ESG data. Please describe each of these methods in greater detail, including how each method assists the Sub-Adviser in reaching its overall ESG assessment/rating.

Response. The requested change has been made.

(viii). The Staff notes that the Fund intends to use one or multiple third-party ESG data/scoring providers. (a) In an appropriate location, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third-party providers, and briefly summarize each provider’s criteria/methodology. (b) Please consider any related principal risks to the Fund’s use of third-party data providers, since the criteria used by providers can differ significantly.

Response. (a) The Trust acknowledges the Staff’s comment but respectfully believes the current disclosure, without identifying specific third-party data providers, is appropriate. The Sub-Adviser uses multiple data sources and does not consider any third-party data provider as a primary vendor. In addition, the data providers used by the Sub-Adviser may change over time, and thus the Trust believes that identifying such data providers would not provide useful information to investors. Moreover, data from third-party vendors is only one input among a wide set of data inputs used by the Sub-Adviser in assessing companies. In this regard, the disclosure provides that the Sub-Adviser’s assessment includes a review of proprietary data, third-party data and internal fundamental research. Naming specific vendors overemphasizes their importance in the Sub-Adviser’s proprietary assessment process and may cause investor confusion. (b) The requested change has been made.

C.	Comments on the Barrow Hanley Total Return Bond Fund

5. Comment. In the “Fund Fees and Expenses” section, the expense cap is disclosed to be 0.51%, but the fee table shows “Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements” below this amount. Please revise the expense cap or “Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements” number, as appropriate.

Response. The requested change has been made.

D.	Comments Applicable to the Barrow Hanley Credit Opportunities Fund and the Barrow Hanley Floating Rate Fund

6. Comment. In the “Principal Investment Strategies” section for each Fund:

Raymond Be, Esq.

April 11, 2022

(i). Please revise the first sentence of the second paragraph so that it more clearly explains the Sub-Adviser’s methods with regard to constructing the Fund’s portfolio.

Response. The requested change has been made.

(ii). In the last sentence of the second paragraph, please clarify how the Sub-Adviser determines whether a security is a “mispriced investment.”

Response. The requested change has been made.

7. Comment. In the “Principal Risks” section for each Fund,

(i). The Staff notes that each Fund has a risk factor titled “Collateralized Loan Obligations Risk.” Please supplementally discuss the types of collateralized loan obligation tranches in which each Fund may invest principally. If any Fund will invest principally in equity tranches, please consider disclosing any principal risks unique thereto.

Response. The Sub-Adviser confirms that the Funds may opportunistically invest in CLO tranches rated BB or higher. The Trust believes that the current disclosure in the Prospectus reflects the principal risks of such investments. The Funds do not currently anticipate investing principally in equity tranches, and thus no related principal risk disclosure has been added to the Prospectus.

(ii). In the risk factor titled “LIBOR Replacement Risk,” the Staff notes the reference to “certain Fund investments.” (a) Please supplementally discuss the percentage of investments held by each Fund’s Predecessor Fund, as of December 31, 2021, that have floating rates tied to LIBOR and that do not have fallback rate provisions. (b) Please consider the need for including more detailed LIBOR risk disclosure based on your response to (a).

Response. The Trust respectfully declines to discuss the specific percentages of the Funds’ instruments that have floating rates tied to LIBOR or that do not have fallback rate provisions. The Trust has considered the portfolios for the Funds that invest or may invest principally in floating rate instruments and has determined that LIBOR Replacement Risk is a principal risk of investing in the Credit Opportunities Fund and Floating Rate Fund. The floating rate instruments directly held by those Funds’ Predecessor Funds currently consist of corporate bonds and preferred equities, with respect to the Credit Opportunities Fund, and bank loans and floating rate bonds, with respect to the Floating Rate Fund. The Trust has reviewed the LIBOR Replacement Risk disclosed in the Prospectus and believes that the current disclosure appropriately presents the related risk of investing in the Funds.

E.	Comments on the Barrow Hanley US Value Opportunities Fund

8. Comment. The Staff notes that the Prospectus discloses that two Predecessor Funds, the Barrow, Hanley, Mewhinney & Strauss LLC Diversified Large Cap Value Fund (the “DLCV Private Fund”) and the Barrow, Hanley, Mewhinney & Strauss LLC Large Cap Value Fund (the “LCV Private Fund”), will be converted into the Barrow Hanley US Value Opportunities Fund (the “US Value Mutual Fund”), and that the US Value Mutual Fund intends to disclose the performance history of the DLCV Private Fund in the Prospectus. Please supplementally explain why converting two Predecessor Funds into a single mutual fund is consistent with the MassMutual Letter. In particular, please address the fact that, in the MassMutual Letter, each mutual fund held the same securities held by its corresponding private account immediately prior to the transaction.

Raymond Be, Esq.

April 11, 2022

Response. The Sub-Adviser has confirmed that:

•	The investment guidelines of the DLCV Private Fund and LCV Private Fund are materially the same.
•	The LCV Private Fund currently holds 47 securities.
•	The DLCV Private Fund currently holds 71 securities, including 44 of the 47 securities held by the LCV Private Fund.
•	Accordingly, there are only three securities held by the LCV Private Fund that are not held by the DLCV Private Fund (the “Relevant Securities”).
•	Prior to the Reorganization:
o	the LCV Private Fund will sell the Relevant Securities such that the LCV Private Fund and DLCV Private Fund will hold identical names at closing.
o	the LCV Private Fund will also reposition its portfolio so that it will hold the other, non-Relevant Securities in the same weight as the DLCV Private Fund at closing.

Accordingly, the US Value Mutual Fund will hold the same securities in the same weight immediately after the Reorganization that the DLCV Private Fund held immediately prior to the Reorganization. Further, as discussed in the responses to Comments 2(i) and 2(ii), the US Value Mutual Fund is able to satisfy the two primary conditions of the MassMutual Letter: (i) that the US Value Mutual Fund and the DLCV Private Fund are managed in the same manner in all material respects, and (ii) the US Value Mutual Fund is effectively a continuation of the DLCV Private Fund, which was created for purposes entirely unrelated to establishing a performance track record. The Trust therefore believes that it is appropriate for the US Value Mutual Fund to show the performance track record of the DLCV Private Fund in the Prospectus.

F.	Comments on the Related Performance Data of the Sub-Adviser

9. Comment. Please confirm supplementally that the Sub-Adviser is primarily responsible for managing the accounts included in each composite.

Response. The Sub-Adviser confirms that the Sub-Adviser is primarily responsible for managing the accounts included in each composite.

10. Comment. Please explain supplementally how the Sub-Adviser determined the range of years shown in each composite.

Response. Calendar year returns are intended to be shown for the trailing ten calendar years or all full calendars years of the strategy’s operations if the strategy has not been managed for ten full calendar years. The Trust will add December 31, 2012 calendar year returns for those composites with ten full calendar years of performance.

11. Comment. Please revise the third paragraph so that it includes the following the following sentence: ‘“Net of fees’ returns deduct all fees and expenses incurred by the Accounts.”

Raymond Be, Esq.

April 11, 2022

Response. The requested change has been made.

12. Comment. Please represent supplementally that the Funds have the records necessary to support the calculations of the performance data as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response. The Sub-Adviser confirms that the Sub-Adviser has the records necessary to support the calculations of the performance data included in the Prospectus and will provide such records to the Trust upon the Trust’s request.

Comments to the Statement of Additional Information

13. Comment. Please confirm supplementally that the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund will be able to comply with the Fund’s concentration policy set forth in the “Investment Limitations” section.

Response. The Adviser confirms that the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund will be able to comply with the Fund’s concentration policy set forth in the “Investment Limitations” section.

Comments to the Predecessor Funds’ Financial Statements

14. Comment. The Staff notes that the Financial Highlights of each Predecessor Fund only cover the period from January 1, 2021 to December 31, 2021. Because each Fund seeks to present the performance of its Predecessor Fund since inception, there is a mismatch between the performance period of each Fund as disclosed in the Prospectus and what is being reported in the Financial Highlights. Accordingly, please explain the basis for only including the period from January 1, 2021 to December 31, 2021 in the Financial Highlights.

Response. The Trust respectfully directs the Staff to the Financial Accounting Standards Board’s Accounting Standards Codification 946-205-45-1 (“ASC 946-205-45-1”), which outlines the requirements for financial statements of investment companies and specifies differences between nonregistered investment companies and registered investment companies. The relevant portion of ASC 946-205-45-1 is summarized below.

Raymond Be, Esq.

April 11, 2022

Because each Predecessor Fund is a nonregistered investment company, it is subject to the requirements set forth in the “Nonregistered Investment Company” column. The last row of this column sets forth standards with respect to financial highlights, which direct a nonregistered investment company to include only the latest period presented within its financial statements. Accordingly, the Financial Highlights of each Predecessor Fund cover the period from January 1, 2021 to December 31, 2021.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese